Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Interval Leisure Group, Inc. for the registration of 4,113,653 shares of its common stock and to the incorporation by reference therein of our reports dated February 27, 2013, with respect to the consolidated financial statements and schedule of Interval Leisure Group, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Interval Leisure Group, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
February 27, 2013